Curaleaf International Acquires Can4Med, Expanding Presence in
Poland’s Growing Medical Cannabis Market

London, February 6, 2024 – Curaleaf International (the "Company"), part of Curaleaf Holdings (TSX:CURA) and Europe's largest vertically integrated cannabis company, is pleased to announce its acquisition of Can4Med, a prominent pharmaceutical wholesaler specializing in cannabinoid medications in Poland. This strategic move marks a significant milestone for both companies and underscores Curaleaf’s commitment to enhancing patient access to high-quality medical cannabis products across Europe. Poland boasts one of Europe’s largest patient populations seeking medical cannabis; by joining forces with Can4Med, Curaleaf International gains a strong foothold in this dynamic market, allowing it to serve patients more effectively and expand its product offerings.
“This acquisition represents a significant step forward for Curaleaf International. Poland’s medical cannabis market is expanding rapidly, and our partnership with Can4Med allows us to better serve patients while driving growth across Europe,” said Matt Darin, CEO of Curaleaf.
"We are thrilled that Can4med, a pioneering force in Poland's cannabis market, has joined forces with Curaleaf, the global leader in cannabis. This acquisition marks a significant milestone in our journey, ensuring an unparalleled supply chain that positions us to meet and exceed the demands of the entire Polish market. Partnering with Curaleaf not only reinforces our commitment to quality and accessibility but also signifies a new era of growth and possibilities for both companies and our customers," said Maximilian Weinberg, founder of Can4med.
As Poland positions itself at the forefront of the European cannabis market, its substantial population of 38 million is poised to catalyze significant growth and innovation in the sector. The Polish Pharmaceutical Chamber estimates that the potential number of medical cannabis users could reach 300,000, while the number of legal cannabis users (both medical and CBD) is expected to reach 1.3 million by 2026.
In 2023 alone, the country witnessed a remarkable surge in medical cannabis adoption, with over 3,000KG distributed in Poland, reflecting a growing acceptance and recognition of its therapeutic benefits. This development is supported by an extensive network of medical professionals authorized to prescribe cannabis. Despite the complex registration process that producers and patients must navigate, Curaleaf International, through its subsidiary Four 20 Pharma GmbH, has emerged as a leading force, securing its position as one of the only licensed producers in the Polish market. This exclusive status underscores Curaleaf's strategic foresight and commitment to meeting the rigorous compliance and quality standards required to operate in this burgeoning market, setting a benchmark for excellence and reliability in the European cannabis industry.
About Curaleaf International: Curaleaf International, a subsidiary of Curaleaf Holdings, is Europe’s largest vertically integrated cannabis company. With a strong track record of product innovation and regulatory compliance, Curaleaf International has established itself as a trusted provider of cannabis-based medicines in key European markets.
About Can4Med: Can4Med is an experienced pharmaceutical wholesaler specializing in the acquisition, registration, and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The company’s focus on importing and distributing cannabinoid medications has positioned it as a critical link in the supply chain, ensuring patients have access to safe and effective treatments. Can4Med holds a pharmaceutical wholesaler license which permits the marketing and distribution of narcotics for medical purposes and allows the wholesaling of medicinal products and pharmaceutical raw materials for pharmacy prescriptions. Backed by an experienced and knowledgeable management team and staff, Can4Med is well-positioned to register and distribute cannabis products throughout Poland.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, our brands are sold in 17 states with operations encompassing 147 dispensaries and employing more than 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements
This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the expansion of the Company's medical cannabis product portfolio in Poland. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed May 1, 2023, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

Curaleaf International
Email: press@curaleafinternational.com
Phone: +44 20 1234 5678

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